Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: November 20, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

Swisscom Group Interim Report at 30 September 2003:

Swisscom reports higher operating result and net income

	1.1-30.9.2002	1.1-30.9.2003	Change
Net revenue (in CHF millions)	10,788	10,827	0.4%
EBITDA (in CHF millions)	3,414	3607	5.7%
EBIT (in CHF millions)	1,931	2,163	12.0%
Net income (in CHF millions)	1,211	1,374	13.5%
Equity free cash flow (in CHF millions)	830	1,509	81.8%
ADSL accesses (at 30.9)	132,000	383,000	190.2%
Mobile subscribers (at 30.9 in millions)	3.54	3.74	5.5%
Number of full-time employees (at 30.9)	20,762	19,519	-6.0%

The Swisscom Group remains firmly on track: with a stable revenue, Switzerland's leading telecommunications company reported an increase of 5.7% in operating income before interest, taxes, depreciation and amortization (EBITDA) to CHF 3.61 billion in the first nine months of 2003, mainly as a result of consistent cost management. Net cash provided by operating activities rose by 23.6% to CHF 3.48 billion, while net income for the Swisscom Group increased by 13.5% to CHF 1,374 million and net earnings per share rose by 16.9%. Swisscom is planning investments of up to CHF 1.3 billion for 2003. The Group expects revenue to dip slightly for the 2003 financial year, with an operating income (EBITDA) of around CHF 4.5 billion (2002: CHF 4.4 billion).

Swisscom posted a slight increase in net revenue to CHF 10,827 million at the end of September 2003. Declining revenue in Switzerland was offset by marked revenue growth with lower margins at debitel. Lower revenues were reported above all by Fixnet (down 8.1%) and Enterprise Solutions (down 9.4%). As of 2003, revenue from Business Numbers of other providers is reported net, i.e. after deduction of the revenue shares of these providers. Had the same booking method been used last year, net revenue for the first nine months of 2002 would have been CHF 130 million lower.

With EBITDA up 5.7% to CHF 3,607 million, Swisscom achieved a good result, with the Fixnet and Mobile segments as the main contributors. The result is attributable to consistent cost management and focusing on higher-margin activities. The number of

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	1

Press release

full-time equivalent employees dropped by 6% to 19,519. In the first nine months of 2003 expenses relating to termination benefits and other social plan measures amounted to CHF 81 million (2002: CHF 70 million).

Reduced goodwill amortization coupled with an improved financial result and lower income taxes led to a stronger rise in net income compared to EBITDA. Net income rose year-on-year by 13.5% or CHF 163 million to CHF 1,374 million, primarily as a result of the CHF 193 million increase in EBITDA. Net earnings per share rose by 16.9% as a result of the share buyback in the previous year.

Swisscom's net funds amounted to CHF 334 million at 30 September 2003. This represents an improvement of CHF 976 million compared to the 2002 year-end figure, mainly due to the fact that net cash from operating activities significantly exceeded investments and dividend payments. During the first nine months of 2003, debts amounting to CHF 855 million were repaid. Of this figure, CHF 750 million was for a loan repayment to Swiss Post. The remaining repayments were largely related to finance lease obligations.

In view of the tight market situation, Swisscom anticipates a slight drop in revenue for the current year. Thanks to consistent cost management, Swisscom expects to close 2003 with an EBITDA of around CHF 4.5 billion (CHF 4.4 billion) and with investments amounting to a maximum of CHF 1.3 billion.

Segment reports:

The Fixnet segment reported a year-on-year decrease of 7% in third-party revenue to CHF 3,329 million. Higher access revenue as a result of the strong growth in broadband accesses (ADSL) was offset by a decline in revenue from retail traffic and international wholesale business. Other revenue and wholesale revenue dropped by CHF 83 million and CHF 11 million respectively, as a result of a change in the method of reporting revenue from Business Numbers. This change has no effect on EBITDA. The prior year has not been restated since the effect is not material.

Revenue from retail traffic dropped by 5.1%, mainly due to the introduction of a new numbering plan in the second quarter of 2002, as a result of which Swisscom's market share in the local area dropped to the same level as the long-distance area. Swisscom's introduction of a single national tariff in the fixed network on 1 May 2002 had only a slight negative net impact on revenue. In addition, traffic volume dropped further as a result of the ongoing substitution effect from mobile and the migration of Internet traffic to Business Numbers and ADSL. The decline was partially offset by an increase in revenue from fixed-to-mobile and international traffic.

Revenue from wholesale traffic decreased by CHF 191 million, primarily as a result of the closure last year of local sales outlets in several European countries and the sale of the business activities of Swisscom North America in the fourth quarter of 2002. The impact on EBITDA resulting from the discontinued or sold business activities was low, since these businesses had a very low margin.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	2

Press release

Access revenue rose by 8% to CHF 1,271 million thanks to further growth in broadband accesses (ADSL). Compared to the previous year, the number of ADSL lines grew by 251,000 to 383,000, of which 216,000 were for Bluewin retail customers and 167,000 for customers of other providers. Access revenue comprises revenue for analogue and digital lines, broadband lines (ADSL) of retail and wholesale customers, and Internet subscription fees.

Other Fixnet revenue declined by CHF 87 million, of which CHF 83 million relates to the change in the method of reporting revenue from Business Numbers of other providers. Revenue from other segments dropped by CHF 131 million, primarily as a result of the fall in revenue at Enterprise Solutions due to lower volumes and prices.

Operating expenses decreased year-on-year by 15.7% to CHF 2,744 million thanks to consistent cost management, leading to savings primarily in the IT area and in maintenance costs for network installations. Personnel expenses also declined due to the fall in headcount and lower expenditure on job-reduction measures. In addition, operating expenses were reduced as a result of the changed method of reporting revenue from Business Numbers as well as lower network costs arising from the closure of sales outlets and the sale of business activities abroad.

EBITDA increased by 8.9% to CHF 1,585 million as a result of efficiency enhancements and cost savings. The EBITDA margin was 36.6% (2002: 30.9%). Based on the above-mentioned factors, Fixnet expects to close 2003 with a lower revenue but higher EBITDA.

On 6 November 2003 the Federal Communications Commission (ComCom) announced a decision on two interconnection proceedings launched in 2000 by two competitors. The two ComCom rulings prescribe a reduction in interconnection prices retroactively for the years 2000 to 2003 of 25% to 35%. The rulings apply to the two competitors only. Swisscom has set aside provisions since the complaints were submitted on the basis of its own assessment of the potential financial consequences. In view of the ComCom decisions Swisscom sees no need to alter its previous assessment. Swisscom is to launch an appeal with the Federal Court against the ComCom decisions.

Mobile increased revenue from third parties year-on-year by 2% to CHF 2,574 million. The 2.9% increase in connectivity voice revenue is mainly attributable to the expanded customer base. Compared to the previous year, the number of subscribers grew by 194,000 net to 3,736 million. By contrast, the average number of minutes per user (AMPU) dropped by 4% and average revenue per user (ARPU) declined. The lower ARPU (currently CHF 82 per month) is mainly a result of price competition in the business customer segment as well as subscription changes by residential customers.

Revenue from connectivity data and value added services fell by 4.5% compared to the previous year due to a change in method of reporting revenue from Business Numbers. Starting in 2003, revenue from Business Numbers is reported net, i.e. after deducting the revenue shares of other service providers. The decline in revenue resulting from the new reporting method was CHF 36 million. The change has no effect on EBITDA. The prior period has not been restated since the effect is not material. The number of SMS messages sent continues to rise and has grown by 12.2% compared with the previous year.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	3

Press release

Operating expenses in the Mobile segment dropped by 1% compared with the previous year to CHF 1,541 million. The increase in personnel expenses was offset by lower network-related costs as well as reduced customer acquisition and retention costs, and by the effect of the change in the reporting method for Business Numbers. Operating expenses include CHF 29 million for a new agreement with Vodafone governing access to Vodafone's products and services, and in particular the Vodafone Live! portal which was launched on 13 November 2003.

Operating income (EBITDA) rose by 2.5% to CHF 1,554 million, with an EBITDA margin of 50.2% (2002: 49.3%). Swisscom expects Mobile to close 2003 with revenue and EBITDA at the same level as the previous year.

Revenue from third parties for Enterprise Solutions fell year-on-year by 8% to CHF 949 million, while traffic revenue dropped by CHF 45 million. As with Fixnet, the decline in traffic revenue is largely due to the new numbering plan introduced in 2002, the new single national tariff, and substitution by mobile communications. The drop in networking revenue is primarily attributable to lower revenue from leased lines.

The 13.5% decrease in operating expenses is mainly accounted for by lower volumes with Fixnet. Operating expenses include CHF 32 million in expenses for termination benefits (2002: CHF 9 million).

EBITDA increased by CHF 38 million to CHF 103 million, mainly as a result of cost savings. The EBITDA margin was 10% (2002: 5.7%). Given the new numbering plan introduced in 2002, declining revenues from leased lines, and the general pressure on prices and competition, Swisscom expects Enterprise Solutions to close 2003 with lower revenue but a higher EBITDA thanks to cost savings.

debitel boosted revenue by 9.1% in local currency terms, and by 12.6% or CHF 377 million in Swiss franc terms. This increase in revenue is mainly driven by debitel's telephony-related merchandising business and the growing number of subscribers in Germany. Since the beginning of 2003, the number of subscribers has increased to 10.3 million, a net increase of 242,000. The number of subscribers in Germany rose by 331,000 (mainly post-paid subscribers), while the number of international subscribers fell by 89,000.

Operating income (EBITDA) fell by CHF 39 million compared to the previous year, largely as a result of customer acquisition costs associated with the increase in subscribers as well as lower average revenue per user (ARPU). While these factors are expected to result in a lower EBITDA for the current year, a higher total revenue is anticipated largely due to the increased subscriber base.

The segment "Other" comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG and Swisscom Eurospot AG. Revenue from third parties declined by 6.1% compared with the previous year, mainly as a result of the lower revenue posted by Swisscom Systems from private branch exchanges (PBX).

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com	4

Press release

Operating expenses were reduced by 10.9% thanks to cost savings. Operating expenses include expenses of CHF 4 million (previous year: CHF 16 million) for job-reduction measures. Costs incurred by Swisscom Eurospot AG in connection with setting up the international WLAN business will be reflected in the 2003 year-end figures. The restructuring announced by Swisscom IT Services in October will result in additional expenses in the fourth quarter of 2003.

Swisscom expects the Segment "Other" to close 2003 with lower revenue but higher EBITDA than the previous year.

The detailed interim report is available online at: http://www.swisscom.com/q3-report-2003

Berne, 20 November 2003

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: November 20, 2003	by:	/s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel Head of Corporate & Financial Law